UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)

BEI MEDICAL SYSTEMS CO INC.
(Name of Issuer)
-----------------------------------------------------------

Common Stock
(Title of Class of Securities)
-----------------------------------------------------------

05538E109
(CUSIP Number)
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December 31, 1999
(Date of Event Which Requires Filing of this Statement)
-----------------------------------------------------------


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 6 pages

Cusip 05538E109
-----------------------------------------------------------
1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

Brinson Partners, Inc.
36-3664388
-----------------------------------------------------------
2
Check the Appropriate Box if a Member of a Group (See
Instructions)
a   / /
b   /x/  See Item 8 of attached schedule.
-----------------------------------------------------------
3
SEC USE ONLY
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4
Citizenship or Place of Organization - Delaware
-----------------------------------------------------------

Number of       5.  Sole Voting Power           80,000
Shares Bene-    6.  Shared Voting Power         ______
ficially        7.  Sole Dispositive Power      ______
Owned by Each   8.  Shared Dispositive Power    80,000
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting Person
80,000 Shares  *
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (9)
1.0%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
IA
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* Brinson Partners, Inc. disclaims beneficial ownership of
such securities.

Page 2 of 6 pages

Cusip 05538E109
-----------------------------------------------------------
1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

UBS AG
98-0186363
-----------------------------------------------------------
2
Check the Appropriate Box if a Member of a Group (See
Instructions)
a   / /
b   /x/  See Item 8 of attached schedule.
-----------------------------------------------------------
3
SEC USE ONLY
-----------------------------------------------------------
4
Citizenship or Place of Organization - Switzerland
-----------------------------------------------------------

Number of       5.  Sole Voting Power           80,000
Shares Bene-    6.  Shared Voting Power         ______
ficially        7.  Sole Dispositive Power      ______
Owned by Each   8.  Shared Dispositive Power    80,000
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting Person
80,000 Shares  *
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (9)
1.0%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
BK  See Item 3 of attached schedule.
-----------------------------------------------------------

* UBS AG disclaims beneficial ownership of such securities.

Page 3 of 6 pages

Cusip 05538E109
-----------------------------------------------------------

Item 1(a).  Name of Issuer:
BEI MEDICAL SYSTEMS CO INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
100 Hollister Road
Suite 2500
Teterboro, NJ  07608
-----------------------------------------------------------

Item 2(a) Name of Persons Filing:
Brinson Partners, Inc.("BPI") and UBS AG ("UBSAG").
Item 2(b) Address of Principal Business Office or, if none,
Residence:
BPI's principal business office is located at:
209 South LaSalle, Chicago, Illinois  60604-1295
UBSAG's principal business office is located at:
Bahnhofstrasse 45
8021, Zurich, Switzerland

Item 2(c) Citizenship:
Incorporated by reference to Item 4 of the cover pages.

Item 2(d) Title of Class of Securities:
Common Stock (the "Common Stock")

Item 2(e) CUSIP Number:
05538E109
-----------------------------------------------------------

Item 3.  Type of Person Filing:
BPI is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940. UBS AG is classified as a Bank as defined in section 3(a)(6) of the Act pursuant to no action relief granted by the staff of the Securities and Exchange Commission.
-----------------------------------------------------------

Item 4 (a)-(c)(iv).  Ownership:
Incorporated by reference to Items 5-11 of the cover pages.
-----------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /x/.
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Page 4 of 6 pages

Cusip 05538E109
-----------------------------------------------------------

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:
Accounts managed on a discretionary basis by BPI and/or UBS AG have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. No account holds more than 5 percent of the outstanding Common Stock.
-----------------------------------------------------------

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:
[See item 3 above]
-----------------------------------------------------------

Item 8 Identification and Classification of Members of the
Group:
BPI is an indirect wholly-owned subsidiary of UBS AG. UBS AG is reporting indirect beneficial ownership of holdings by reason of its ownership of BPI and UBS (USA) Inc., a parent holding company of BPI. UBS AG does not hereby affirm the existence of a group within the meaning of Rule 13d-5(b)(1).
-----------------------------------------------------------

Item 9 Notice of Dissolution of Group:
Not Applicable
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Item 10 Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
-----------------------------------------------------------

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 4, 2000

Brinson Partners, Inc.

By:/s/ Mark F. Kemper       By:/s/ James M. Hnilo
       Mark F. Kemper              James M. Hnilo
       Secretary                   Assistant Secretary

UBS AG

By:  /s/ Robert C. Dinerstein      By:/s/Robert B. Mills
         Robert C. Dinerstein            Robert B. Mills
         Managing Director               Managing Director

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Page 5 of 6 pages

Cusip 05538E109
-----------------------------------------------------------

EXHIBIT 1
AGREEMENT TO MAKE A JOINT FILING

Brinson Partners, Inc. and UBS AG each agrees that this
Schedule 13G (including all amendments thereto) is filed by and on behalf of each such party.

Date:  February 4, 2000

Brinson Partners, Inc.

By:/s/ Mark F. Kemper       By:/s/ James M. Hnilo
       Mark F. Kemper              James M. Hnilo
       Secretary                   Assistant Secretary

UBS AG

By:  /s/ Robert C. Dinerstein      By:/s/Robert B. Mills
         Robert C. Dinerstein            Robert B. Mills
         Managing Director               Managing Director


Page 6 of 6 pages